As filed with the U.S. Securities and Exchange Commission on September 29, 2006
Registration No. 333-134110

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

COMPANHIA VALE DO RIO DOCE
(Exact name of issuer of deposited securities as specified in its charter)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Rio Doce America
114 West 47th Street
New York, New York 10036-1520
Phone: (212) 626-9800
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one preferred class “A” share of Companhia Vale Do Rio Doce	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Form of Amended and Restated Deposit Agreement included as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraph (12)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
(v) Sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4)~~,~~ and (5)
(x) Limitation upon the liability of the Depositary	Paragraph (14)
(3) Fees and Charges	Paragraphs (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)  Statement that Companhia Vale Do Rio Doce is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of September 28, 2006 among Companhia Vale do Rio Doce, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 27, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By: _/s/Joseph M. Leinhauser___________
Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Companhia Vale do Rio Doce certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on September 29, 2006.

Companhia Vale do Rio Doce

By:_/s/Roger Agnelli _________
Name: Roger Agnelli
Title: Chief Executive Officer

By:_/s/Fabio de Oliveira Barbosa
Name: Fabio de Oliveira Barbosa
Title: Chief Financial and Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/Roger Agnelli	Chief Executive Officer	September 29, 2006
Roger Agnelli
/s/Fabio de Oliveira Barbosa	Chief Financial and Accounting Officer	September 29, 2006
Fabio de Oliveira Barbosa
/s/Sérgio Ricardo Silva Rosa* . Sérgio Ricardo Silva Rosa	Director	September 29, 2006
/s/Arlindo Magno de Oliveira*	Director	September 29, 2006
Arlindo Magno de Oliveira
/s/ Erik Persson	Director	September 29, 2006
Erik Persson
/s/Renato da Cruz Gomes*	Director	September 29, 2006
Renato da Cruz Gomes
/s/Jorge Luiz Pacheco*	Director	September 29, 2006
Jorge Luiz Pacheco
	Director	, 2006
Oscar Augusto de Camargo Filho
	Director	, 2006
Mário da Silveira Teixeira Júnior
.	Director	, 2006
Eduardo Fernando Jardim Pinto
/s/Francisco Augusto da Costa e Silva*	Director	September 29, 2006
Francisco Augusto da Costa e Silva
	Director	, 2006
Hidehiro Takahashi
	Director	, 2006
Julio Sergio Gomes de Almeida
/s/Vicente de Biase Wright*	Authorized Representative in the United States	September 29, 2006
Vicente de Biase Wright

*By: /s/Fabio de Oliveira Barbosa
Name: Fabio de Oliveira Barbosa
Title: Power of Attorney

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Deposit Agreement

(e)	Rule 466 Certification